Exhibit 4.21

Vodafone Group Plc

One Kingdom Street

Paddington

London

W2 6BY

16 August 2023

STRICTLY PRIVATE & CONFIDENTIDAL

To Mr Simon Segars

c/o Vodafone Group Plc

Vodafone House

The Connection

Newbury

Berkshire

RGJ4 2FN

Dear Simon,

Following the Nominations & Governance Committee meeting on 9 May 2023 and the Board meeting on 10 May 2023, I am pleased to confirm your appointment as Chair of the newly formed Technology Committee of Vodafone Group Plc (the “Company”).

A copy of the Technology Committee’s Terms of Reference is available on Diligent under resources, for your reference.

As a result of these changes and subject to approval of the Remuneration Committee in November 2023, your fees are expected to increase by £25,000 in cash for your role as Chair of the Technology Committee. This is in addition to the £115,000 in cash for your role as Non-Executive Director. You will continue to also be entitled to be repaid all travelling and other expenses properly incurred in performing your duties in accordance with the Articles of Association of the Company and Company policy.

Yours sincerely

Maaike de Bie

Company Secretary

Vodafone Group Plc

One Kingdom Street, Paddington Central, London, W2 6BY, England

T +44 (0)1635 33251 www.vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 01833679